Exhibit 99.1
CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces that the Acceleration Date for the Early Redemption of its LCPR and SCPR ETNs is Expected to be January 2, 2013

New York, December 20, 2012 Credit Suisse AG announced today that the acceleration date for the early redemption of its 2x Long Copper ETNs (“LCPR”) and 2x Inverse Copper ETNs (“SCPR”) is expected to be January 2, 2013.

Because the London Metal Exchange will be closed on December 26, 2012 due to the Boxing Day public holiday in the United Kingdom, the final index business day of the accelerated valuation period for LCPR and SCPR is expected to be December 27, 2012, and the acceleration date for the early redemption of LCPR and SCPR, which will be three business days after the last day of their respective valuation periods, is expected to be January 2, 2013. Credit Suisse announced on December 14, 2012 that it was redeeming four ETNs, including LCPR and SCPR.

None of the other ETNs offered by Credit Suisse AG are affected by this announcement.

ETNs	Ticker Symbol	CUSIP
VelocitySharesTM 2x Long Copper ETN due February 9, 2032	LCPR	22542D563
VelocitySharesTM 2x Inverse Copper ETN due February 9, 2032	SCPR	22542D522

Press Contacts
Jack Grone, Credit Suisse, telephone +1 212-325-2590, jack.grone@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.